MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(In U.S. dollars and in accordance with U.S. GAAP)

The following discussion and analysis explains trends in our financial condition and results of operations for the three and nine month periods ended December 24, 2010, compared with the corresponding periods in the previous Fiscal Year.  This discussion is intended to help shareholders and other readers understand the dynamics of our business and the key factors underlying our financial results.  You should read this discussion in conjunction with our consolidated financial statements and notes included elsewhere in this Quarterly Report and with our Annual Report for the Fiscal Year ended March 26, 2010.

Overview

Zarlink designs mixed-signal semiconductor products for a range of communications and medical applications.  Mixed-signal integrated circuits (“ICs”) combine both analog and digital circuits on a single semiconductor chip.

Our core capabilities are in communication network timing and synchronization, line circuits, telecom networking, and ultra low-power wireless communications. Zarlink has shipped more than 1 billion chips to date, and offers over 700 active products to its global customers. Our highly integrated ICs, chipsets, system-on-chip (“SoC”) and module solutions address performance, power, cost and design concerns for telecom and medical equipment manufacturers, and system integrators.  For more information, visit www.zarlink.com.

On May 14, 2010, we sold substantially all of the assets and business of our Optical Products group to Tyco Electronics Corporation.  This sale is in line with our strategy to focus on key growth initiatives in the communications and medical markets.  Income received from our Optical Products group during the first quarter of Fiscal 2011 and in the prior year’s comparative periods is reflected herein as income from discontinued operations.

Forward-Looking Statements

Certain statements in this Quarterly Report contain forward-looking statements which involve risks and uncertainties that are based on our current expectations, estimates and projections about the industries, in which we operate, and our beliefs and assumptions. We use words such as anticipate, expect, estimate, believe, and similar expressions to identify such forward-looking statements. Our actual results could differ materially from those anticipated in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements. You should carefully consider the following risks and uncertainties prior to investing:

•	Our dependence on the development of new products, and our ability to introduce these products to the market in a cost-effective and timely manner;

•	Our ability to integrate any businesses, technologies, product lines or services that we have or will acquire;

•
Our dependence on foundry suppliers for wafers and third-party subcontractors for the manufacture of our products, and our vulnerability to their capacity constraints during times of increasing demand for semiconductor products or service interruptions;

•	Our dependence on revenue generation from our legacy products in order to fund development of our new products;

•	Our dependence on a limited number of customers for a substantial portion of our revenues;

•	Our limited visibility of demand in our end markets, and the industry practice whereby our customers may cancel and/or defer orders on short notice;

•	Our global growth is subject to a number of economic risks, including a further deterioration in financial markets and confidence in major economies;

•	We are a relatively small company with limited resources compared to some of our current and potential competitors;

•	We have experienced operating losses in several prior Fiscal Years, and may not be able to maintain current profitability;

•	Our ability to attract and retain key employees;

•	Significant fluctuations in foreign exchange rates may adversely impact our results of operations;

•	Risks inherent in our international operations;

•
Failure to protect our intellectual property or infringing on patents and proprietary rights of third parties could have a material adverse effect on our business, financial condition and results of operations;

•	Our substantial amount of indebtedness could adversely affect our financial position;

•	The timing of recording and uncertainty relating to the eventual recoverability of our deferred tax assets and other tax balances; and

•	Other factors referenced in our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED DECEMBER 24, 2010

Summary of Results from Operations	Three Months Ended		Nine Months Ended
(in thousands of U.S. dollars, except per share amounts)	Dec. 24, 2010	Dec. 25, 2009	Dec. 24, 2010	Dec. 25, 2009

Revenue	$56,904	$49,962	$175,460	$149,383

Income from continuing operations	34,649	634	46,256	760
Income (loss) from discontinued operations	-	(3)	5,868	75
Net income	$34,649	$631	$52,124	$835

Income (loss) per common share from continuing operations:
Basic	$0.28	$0.00	$0.37	$(0.01)
Diluted	$0.23	$0.00	$0.31	$(0.01)

Income (loss) per common share from discontinued operations:
Basic	-	$(0.00)	$0.05	$0.00
Diluted	-	$(0.00)	$0.04	$0.00

Net income (loss) per common share:
Basic	$0.28	$0.00	$0.42	$(0.01)
Diluted	$0.23	$0.00	$0.35	$(0.01)

Weighted average common shares outstanding (in thousands):
Basic	120,757	122,293	120,937	122,381
Diluted	152,552	123,652	152,879	122,381

Our revenue in the third quarter of Fiscal 2011 was $56.9 million, up 14% from revenue of $50.0 million in the third quarter of Fiscal 2010.  The revenue increase in the third quarter of Fiscal 2011, as compared to the same period of the previous year, is the result of increased sales volume from our Communication Products group.  Continuing from the fourth quarter of Fiscal 2010 and the first half of Fiscal 2011, we have seen strong demand for our line circuit and timing products within our Communication Products group.   The revenue growth in these products was partially offset by lower sales from our Medical Products group, where general market softness and medical device manufacturers’ inventory adjustments have continued to negatively impact sales of medical products in comparison to the same period of Fiscal 2010.  Within all our product groups, we continue to see the gradual shift in product sales from our legacy products towards our new products. We consider our legacy products to be items on which we spend little R&D effort to maintain, and our new products to be those for which we have concentrated our recent R&D spending to develop. We view our new products as the source of future revenue growth and anticipate that revenue from our legacy products will continue to decline.

Revenue in the nine months ended December 24, 2010, was $175.5 million, up 17% from revenue of $149.4 million in the corresponding period of Fiscal 2010.  Consistent with Fiscal 2011 third quarter results discussed above, the revenue in the first nine months of Fiscal 2011 has been positively impacted by increased demand for our line circuit and timing products within our Communication Products group, partially offset by declines in our Medical Products group.

We use opening 90-day backlog as one indicator of future revenue. Our 90-day backlog is defined as orders received from customers with a delivery date requested within 90-days.  In the fourth quarter of Fiscal 2010 and the first half of Fiscal 2011 we experienced an increase in order activity, contributing to an increase in backlog. This increase was in part due to industry-wide capacity constraints, creating longer lead times for product. We have resolved virtually all of these capacity issues, and are continuing to work with our suppliers on any remaining constraints. Accordingly, we have seen lead times decrease and they have returned to normal levels at the end of the third quarter of Fiscal 2011. Our opening backlog at the start of the fourth quarter of Fiscal 2011 was $45 million, compared to third quarter Fiscal 2011 opening backlog of $54 million. As anticipated, in the third quarter we experienced some delays in orders received as customers absorbed the excess inventory they had purchased in earlier quarters to mitigate these supply constraints. We do not expect that this short-term inventory rebalancing will impact our long-term growth strategy. We are experiencing strong design activity for our new communication and medical wireless products. As customer order patterns continue to stabilize and lead times return to normal levels, we have a more traditional level of backlog entering the fourth quarter combined with strengthening “turns”. We define “turns” as an order booked in the same quarter as when the product is shipped, therefore recognizing revenue in the same quarter.   Accordingly, we anticipate revenue in the fourth quarter of Fiscal 2011 will be greater than our opening backlog of $45 million as a result of improving “turns” but lower than the revenue in the third quarter of Fiscal 2011 of $56.9 million as inventory levels continue to correct through our channels, and due to some slowdown in the semiconductor industry.

As of December 24, 2010, over 70 percent of our revenue is generated by new products introduced over the last four years. As we continue to sharpen our focus on growth opportunities, we anticipate that 80 to 85 percent of our revenue will be generated by timing, line circuit and medical wireless products. The remaining revenue will be generated by our telecom networking portfolio, where we enjoy stable design activity, and are pursuing some growth opportunities in adjacent markets with our voice processing products.

We recorded net income of $34.6 million, or $0.23 per diluted share, in the third quarter of Fiscal 2011.  This compares to net income of $0.6 million, or break even per share, in the same period of Fiscal 2010. This growth in net income in the third quarter of Fiscal 2011 was driven primarily by the recognition of deferred tax assets, through a reduction in the valuation allowance; by the gain on sale of our Järfälla, Sweden campus, and by increased revenues over the comparable quarter of Fiscal 2010, partially offset by higher operating expenses.  The lower net income in the third quarter of Fiscal 2010 was also attributable to a foreign exchange loss of $2.7 million, as well as supply chain harmonization costs of $0.6 million.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale, there were no similar costs in the current quarter as this work is complete.

Net income for the first nine months of Fiscal 2011 was $52.1 million, as compared to $0.8 million for the same period in Fiscal 2010. Net income in the first nine months of Fiscal 2011 is primarily the result of $33.6 million operating income, the $17.5 million income tax recovery noted above, and $5.9 million income from discontinued operations, partially offset by $3.1 million net interest expense.  Included in operating income was a $14.1 million gain on sale of our Järfälla, Sweden campus, and a $1.9 million loss on the final settlement of our defined benefit pension plan in Sweden.  The income in the first nine months of Fiscal 2010 was negatively impacted by foreign exchange losses of $9.6 million and contract impairment of $0.7 million.  Foreign exchange losses in the first nine months of Fiscal 2010 were mainly due to the impact of the weakening U.S. dollar on our convertible debentures which are denominated in Canadian dollars.

GEOGRAPHIC REVENUE

Revenue, based on the geographic location of customers, was distributed as follows (in thousands):

	Three Months Ended				Nine Months Ended
	Dec. 24, 2010	% of Total	Dec. 25, 2009	% of Total	Dec. 24, 2010	% of Total	Dec. 25, 2009	% of Total

Revenue:
Asia/Pacific	$37,672	67%	$24,147	48%	$110,058	63%	$78,570	53%
Europe	9,615	17	15,498	31	36,884	21	41,026	27
United States	8,636	15	9,870	20	26,411	15	28,018	19
Canada	190	0	186	0	329	0	778	0
Other Regions	791	1	261	1	1,778	1	991	1
Total	$56,904	100%	$49,962	100%	$175,460	100%	$149,383	100%

Asia/Pacific

Asia/Pacific revenue in the third quarter of Fiscal 2011 was $37.7 million, up 56% compared with revenue in the same period of Fiscal 2010.  The increase was driven primarily by higher Communication Products revenue, partially offset by decreased revenue from Medical Products, with each contributing 57% and (1%) to the change, respectively.  The increase in revenue in this area, particularly China, is mainly due to increased demand for line circuit products within our Communication Products group.

Asia/Pacific revenue for the nine months ended December 24, 2010 was up 40% from the comparable period in Fiscal 2010.  This increase was due to higher Communication Products revenue, partially offset by decreased revenues from Medical Products and Custom and Other, each contributing 42%, (1%), and (1%) to the change, respectively.  Consistent with the third quarter, Chinese demand for line circuit products was the primary reason for this increase.

Europe

European revenue decreased by 38% in the third quarter of Fiscal 2011 as compared to the same period of Fiscal 2010.  The decrease was driven by lower Communication Products, Medical Products and Custom and Other revenue, with each contributing (18%), (7%) and (13%) to the change, respectively.

European revenue for the nine months ended December 24, 2010, was $36.9 million, down 10% from the same period in Fiscal 2010.  This decrease was primarily due to decreased revenue from Medical Products and Custom and Other, with each contributing (4%) and (6%) to the change, respectively.

United States

Revenue from customers in the United States decreased by 13% to $8.6 million, during the third quarter of Fiscal 2011 as compared to the same quarter of Fiscal 2010.  A decrease in product shipments from Custom and Other was partially offset by increased revenue from Medical Products, with each contributing (20%), and 7% to the change, respectively.

Revenue from customers in the United States decreased by 6% to $26.4 million, for the nine month period ended December 24, 2010, as compared to the same period in Fiscal 2010. The decrease was due to lower revenue from Medical Products and Custom and Other, partially offset by increased revenue from Communication Products, with each contributing (3%), (11%) and 8% to the change, respectively.

Canada

Revenue from customers in Canada increased by 2% to $0.2 million during the third quarter of Fiscal 2011 as compared to the same quarter of Fiscal 2010.  The increase in the third quarter was due to increased product shipments of Communication Products, partially offset by decreased revenue from Custom and Other, with each contributing 4% and (2%) to the change, respectively.

Revenue from customers in Canada decreased by 58% to $0.3 million for the nine months ended December 24, 2010, as compared to the same period in Fiscal 2010.  This was due to decreased shipments of Medical Products, Communication Products and Custom and Other, with each contributing (30%), (7%) and (21%) to the change, respectively.

Other Regions

For the third quarter of Fiscal 2011, revenue from customers in other regions increased by 204% to $0.8 million as compared to the third quarter of Fiscal 2010, primarily due to higher Communication Products revenue in Brazil.

Revenues from customers in other regions increased by 80% for the nine month period ended December 24, 2010, as compared to the same period in Fiscal 2010.  The increase was primarily due to higher revenues from Communication Products, partially offset by decreased product shipments of Custom and Other, with each contributing 87% and (7%) to the change, respectively.

REVENUE BY PRODUCT GROUP

	Three Months Ended				Nine Months Ended
(in thousands)	Dec. 24, 2010	% of Total	Dec. 25, 2009	% of Total	Dec. 24, 2010	% of Total	Dec. 25, 2009	% of Total

Revenue:
Communication Products	$45,426	80%	$33,818	68%	$136,892	78%	$100,662	67%
Medical Products	7,201	13	7,937	16	20,748	12	24,720	17
Custom and Other	4,277	7	8,207	16	17,820	10	24,001	16
Total	$56,904	100%	$49,962	100%	$175,460	100%	$149,383	100%

Communication Products

Communication Products revenue increased by $11.6 million or 34% in the third quarter of Fiscal 2011 when compared to the same period in Fiscal 2010.  The increase is due to higher sales of line circuit products, timing and synchronization products, and voice processing products, partially offset by decreased revenue from telecom networking products, each contributing 35%, 5%, 1% and (7%) to the change, respectively.  We have seen continued growth in demand for our timing products, due to an increasing number of customers designing our timing products into global wireless network upgrade projects.  Fiber network deployments taking place in China, India and Brazil have contributed to the increased demand for our line circuit products. We have seen recent signs of a slowdown in orders as customers in China adjust their inventory.

Revenue from this product group for the nine months ended December 24, 2010 was $136.9 million, an increase of $36.2 million or 36% over the same period in the prior year. Consistent with Fiscal 2011 third quarter results discussed above, this was mainly due to an increase in line circuit products and timing and synchronization products, partially offset by decreased revenue from telecom networking products, each contributing 26%, 12%, and (2%) to the change, respectively.

Medical Products

Our Medical Products revenue decreased by 9% in the third quarter of Fiscal 2011 compared to the same period in Fiscal 2010.  The decrease is due to reduced volumes of our legacy audiologic medical products, partially offset by increased volumes of medical telemetry products, each contributing (35%) and 26% to the change in revenue respectively.  The decline in revenue of our legacy medical products has been more rapid than the increase resulting from our new medical telemetry products.  We anticipate some short term revenue softness as our customers adopt our new medical telemetry platform and adjust their inventory levels.  We do not expect this softness will continue in the long term; however we do see continued softness in the next quarter.

Medical Products revenue through nine months of Fiscal 2011 decreased 16% when compared to the same period in the prior year. Consistent with Fiscal 2011 third quarter results discussed above, this was mainly due to decrease in legacy audiologic medical devices, partially offset by increased volumes of medical telemetry products, each contributing (21%) and 5% to the percentage change in revenue, respectively. We continue to invest in the next generation of products as the life cycle for these products is long once they are designed and reach acceptance.

Custom and Other

For the three and nine month periods ended December 24, 2010 Custom and Other revenue was down 48% and 26%, respectively, when compared to the same periods in Fiscal 2010. The decreases are mainly due to lower product shipments of communication application specific integrated circuits products. As major customers of these products have made last time buy orders which are nearing completion. We expect the significant decline in Custom and Other revenue to continue in the fourth quarter of Fiscal 2011, as well as the foreseeable future.

GROSS MARGIN

	Three Months Ended		Nine Months Ended
(in thousands)	Dec. 24, 2010	Dec. 25, 2009	Dec. 24, 2010	Dec. 25, 2009

Gross Margin	$29,306	$26,160	$89,556	$75,863

As a percentage of revenue	52%	52%	51%	51%

Gross margin in the three month period ended December 24, 2010, was 52%, consistent with the same period in Fiscal 2010. Our margins may fluctuate slightly from period to period as a result of the changes in sales volume from our different products, which we refer to as a change in product mix. We have seen a rapid increase in customer demand for our new line circuit products, which has helped increase revenue but has also led to some margin pressure. As part of the new product introduction process, we anticipate that programs in place with our foundry partners will increase the proportion of properly performing line circuit devices on each wafer, which we refer to as “yield”. As production yield for these new products improves, we anticipate gross margin will increase. Additionally, during the third quarter of Fiscal 2010, we incurred $0.6 million of supply chain harmonization costs that were included in costs of goods sold.  Supply chain harmonization costs include costs incurred in transferring production within our foundry suppliers, in order to consolidate our supply chain and achieve increased economies of scale.

Gross margin in the nine month period ended December 24, 2010, was 51%, consistent with the same period in Fiscal 2010. During the nine months of Fiscal 2011 we incurred $0.3 million of supply chain harmonization costs that were included in costs of goods sold.  In comparison, during the first nine months of Fiscal 2010, we incurred $2.6 million of supply chain harmonization costs that were included in costs of goods sold.  Partially offsetting these savings were changes in product mix that had a slightly negative effect on gross margin percentage in the first nine months of Fiscal 2011 relative to Fiscal 2010.

OPERATING EXPENSES

Research and Development

	Three Months Ended		Nine Months Ended
(in thousands)	Dec. 24, 2010	Dec. 25, 2009	Dec. 24, 2010	Dec. 25, 2009

R&D expenses – gross	$11,570	$10,628	$33,656	$30,255
Less: NRE and government assistance	(1,693)	(1,079)	(2,532)	(3,110)
R&D expenses	$9,877	$9,549	$31,124	$27,145

As a percentage of revenue	17%	19%	18%	18%

Net R&D expenses increased by 3%, or $0.3 million, in the third quarter of Fiscal 2011 compared to the same period in Fiscal 2010.  The increase was due mainly to higher material costs and incremental employee compensation costs.  The increase in material and employee costs in R&D relates to higher costs of completion for some of our R&D projects, which was partially offset by higher non-recurring engineering (“NRE”) reimbursements.  Also contributing to the increase in costs during the quarter was the weaker U.S. dollar relative to other currencies. A significant portion of our R&D is performed in locations outside the U.S., primarily in Canada and Sweden, causing higher R&D costs on conversion to a weaker U.S. dollar.

For the nine months ended December 24, 2010, net R&D expenses were $4.0 million higher than in the comparable period of Fiscal 2010.  The increase was due partially to lower reimbursements of NRE costs in the first nine months of Fiscal 2011, compared with the same period of the previous Fiscal year.  In Fiscal 2010, NRE costs included the final reimbursements related to the TPC agreement of $0.7 million.  Additionally, other factors contributing to the increased net R&D expenses during the first nine months of Fiscal 2011 were the weaker U.S. dollar, higher compensation costs and higher material costs, as discussed above.

For custom designs, we receive NRE reimbursements, which are recorded as recoveries of R&D expenditures. These NRE reimbursements are recognized upon achievement of milestones within development programs, thus the amounts will fluctuate from period to period.

Our R&D activities focused on the following areas:
•	Ultra low-power integrated circuits and modules supporting short-range wireless communications for implantable medical devices and associated monitoring and programming equipment;

•	Timing products that support the delivery of time-sensitive services over packet-based networks;

•	Line circuit products for enterprise and residential equipment that enables carrier-class voice services over cable and broadband networks.

Selling and Administrative

	Three Months Ended		Nine Months Ended
(in thousands)	Dec. 24, 2010	Dec. 25, 2009	Dec. 24, 2010	Dec. 25, 2009

S&A expenses	$12,439	$10,473	$32,147	$29,575

As a percentage of revenue	22%	21%	18%	20%

S&A expenses were $12.4 million in the third quarter of Fiscal 2011, up $2.0 million or 19% from the comparable period last year.  Included in S&A expenses in the third quarter of Fiscal 2011 was a $1.6 million adjustment to a historical sales tax provision. The additional liability and expense was recorded in the third quarter of Fiscal 2011 due to a change in estimated outcome of the ongoing sales tax audit.  The Company now believes that a loss is probable, and has recorded the maximum potential exposure relating to these periods.  This additional liability is recorded in other long-term liabilities. The Company has an indemnification from previous shareholders relating to a portion of this liability, as the amount relates to a pre-acquisition period in a subsidiary acquired by the Company; no receivable has been recorded for this potential recovery.

Additionally, many of our S&A expenses are incurred in currencies other than the U.S. dollar, particularly the Canadian dollar. Therefore the weakness of the U.S. dollar in the third quarter of Fiscal 2011 as compared to the same period of the previous year has resulted in increased S&A costs. Also contributing to the increase in costs during the quarter was employee compensation included within S&A expenses for Fiscal 2011, which was incrementally higher than for Fiscal 2010.

S&A expenses for the nine months ended December 24, 2010 were up 9% compared to the same period in Fiscal 2010.  Consistent with third quarter discussions above, the increase in S&A expenses in the first nine months of Fiscal 2011 compared to the same period of Fiscal 2010 was due mainly to the sales tax provision noted above, U.S. dollar weakness, and incremental employee compensation.

Amortization of Intangible Assets

During the three and nine month periods ended December 24, 2010, and December 25, 2009, we recorded amortization on intangible assets of $1.7 million and $5.2 million in each period, respectively. These costs relate to amortization of intangible assets from our acquisition of Legerity.

Loss on Pension Settlement

During the first quarter of Fiscal 2011 we made a final settlement of our defined benefit plan in Sweden by transferring the liability effective June 1, 2010 to Alecta Pensionsförsäkring.  In accordance with guidance contained in the Retirement Benefits Topic of the FASB ASC, we recorded a $1.9 million loss on pension settlement in the first quarter of Fiscal 2011.  The amount payable on transfer was $14.6 million (113.4 million Swedish krona) plus applicable taxes, which was paid from restricted cash in the second quarter of Fiscal 2011. There is no further liability under this plan.

Contract Impairment

During the three and nine month periods ended December 24, 2010, we recorded contract impairments of $Nil, as compared to a contract recovery of $0.1 million and contract impairment of $0.7 million in the same periods of Fiscal 2010, respectively.  The costs incurred in the first nine months of Fiscal 2010 relate primarily to the contract impairment on leased space at our Austin, Texas, U.S. facility, and was due to headcount reductions associated with our restructuring announced in the fourth quarter of Fiscal 2009 as a result of the economic downturn. In the third quarter of Fiscal 2010, we recorded a recovery of $0.1 million related to this provision, as a result of the idle space being subleased earlier than previously estimated.

Recovery of Current Asset

In Fiscal 2008, we sold our Swindon foundry to MHS. At the time of sale, we agreed to prepay the purchase of certain wafers from MHS under a WSA and enter into a TSA under which we recorded a receivable balance. These items were recorded in current assets.  In conjunction with this sale, we obtained two legal charges against the buildings sold to MHS.   In January 2009, we were advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the likelihood of recovery of amounts receivable from MHS diminished, we recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.  During the second quarter of Fiscal 2010, we received $0.8 million relating to the prepaid expense from the MHS administrator and have, therefore, recorded a recovery in the period.  In connection with this receipt, we no longer hold legal charges against the buildings previously sold to MHS.  During the second quarter of Fiscal 2011, we received an additional $0.3 million and recorded a recovery in the period. As the receipt of any further amounts from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, discussions with the administrator indicate that there is the possibility of a nominal additional disbursement which is anticipated to occur in the next calendar year.

Gain on Sale of Fixed Assets

On September 29, 2010, we completed the sale of our Järfälla, Sweden campus to a company affiliated with the Stendörren group. This sale is in line with our strategy to focus on key business related initiatives. As a result of the disposal of the Optical Product group, our activities in Sweden were reduced, and we occupied only 10% of the available space in this property. We disposed of the facilities since tenant management is not part of our core business. The purchase price for the Järfälla campus was $16.1 million (110.0 million Swedish krona). Under the terms of the purchase agreement, Zarlink received $13.9 million (95.0 million Swedish krona) in cash on closing, and a term note for $2.2 million (15.0 million Swedish krona). The term note is payable to the Company over 5 years in annual principal payments of $0.4 million (3.0 million Swedish krona) plus applicable interest. Zarlink’s Medical Products Group research and development team will remain as one of the tenants at the Järfälla campus under a market rate lease for 10 years. Additionally, our obligations with respect to the Järfälla, Sweden campus are limited to certain management services, in accordance with a Transition Services Agreement for a period of up to 24 months. All services are being provided at normal commercial terms. See also Note 13 for additional disclosure on this agreement.

The original purchase agreement provided that we could receive an additional cash payment of up to $1.5 million (10.0 million Swedish krona) five years after the closing date dependent on the revenues earned by the buyer under the tenant leases. On December 15, 2010, Zarlink and the Stendörren group negotiated changes to the agreement. As a result of these changes, we have waived our right to receive this additional cash payment.

Stock Compensation Expense

Stock compensation expense was recorded as follows (in thousands):

	Three Months Ended		Nine Months Ended
	Dec. 24, 2010	Dec. 25, 2009	Dec. 24, 2010	Dec. 25, 2009
Selling and administrative	$212	$389	$746	$953
Research and development	62	62	211	151
Cost of revenue	17	24	54	59
	$291	$475	$1,011	$1,163

At December 24, 2010, total unrecognized compensation cost related to non-vested awards was $1.7 million, and the weighted average period over which this expense is expected to be recognized is approximately two years. Our stock compensation expense in future periods will be impacted by many variables and thus is expected to fluctuate based on factors including number of options, MTCI and DSU units granted, share prices, option prices, share price volatility, forfeitures, the risk-free interest rate, and expected option lives.

NON-OPERATING INCOME AND EXPENSE

Loss on Repurchase of Convertible Debentures

In July 2009, we completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  We expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

Interest Income

Interest income for the three and nine months ended December 24, 2010 was $0.2 million and $0.3 million, as compared to $0.1 million and $0.2 million for the comparable periods in Fiscal 2010. The increase was primarily due to larger cash balances and marginally higher interest rates.

Interest Expense

Interest expense for the three and nine months ended December 24, 2010 was $1.0 million and $3.1 million, as compared to $1.0 million and $2.9 million for the comparable periods in Fiscal 2010.  The convertible debentures pay interest in Canadian dollars. The weaker U.S. dollar in the first nine months of Fiscal 2011, relative to the same period in Fiscal 2010, resulted in higher interest expense when converted to U.S. dollars.

Amortization of Debt Issue Costs

We incurred approximately $3.7 million in transactions costs relating to the issuance of our convertible debentures during the second quarter of Fiscal 2008.  These costs have been capitalized, are included in other assets and are being amortized over five years, which is the term of the convertible debentures. Amortization costs for the three and nine months ended December 24, 2010 were $0.2 million and $0.5 million respectively, consistent with amounts in the same periods during Fiscal 2010.

Foreign Exchange Loss

For the three and nine months ended December 24, 2010, we recorded a foreign exchange loss of $1.0 million and $0.5 million. For the same periods in Fiscal 2010 foreign exchange losses were $2.7 million and $9.6 million, respectively. We record net gains and losses on monetary assets and liabilities denominated in currencies other than the U.S. dollar functional currency, according to period-end market rates. As a result of our convertible debentures being denominated in Canadian dollars, while our functional currency is the U.S. dollar, we are required to revalue these debentures to U.S. dollars at the period-end market rates.  This revaluation will result in us incurring non-cash foreign currency gains or losses. In Fiscal 2011 we increased our Canadian dollar cash balance in order to partially mitigate this foreign currency exposure. At the end of the third quarter we held Cdn $35 million cash (March 26, 2010 – Cdn $7 million). At December 24, 2010, taking into account only our convertible debentures, a five percentage point change in the Cdn/U.S. exchange rate will have a non-cash foreign exchange impact of approximately $3.5 million on our earnings in a given Fiscal period.

Income Tax Expense

We recorded a $17.3 million income tax recovery in the third quarter of Fiscal 2011, which related primarily to a reduction in our valuation allowance for deferred tax assets of $17.5 million in Canada and a $0.2 million tax benefit for losses realized in the quarter used to offset the gain on the sale of the Optical Products group.  The recovery was partially offset by a $0.4 million current tax expense in our foreign tax jurisdictions. In the corresponding period in Fiscal 2010, we had an income tax expense of $0.1 million relating primarily to taxes payable in foreign jurisdictions.

We recorded a $16.5 million income tax recovery for the nine months ended December 24, 2010, as compared to a $0.1 million tax expense for the nine months ended December 25, 2009. The tax recovery in the first nine months of Fiscal 2011 relates primarily to the $17.5 million reduction in the valuation allowance discussed above and a $1.5 million in tax savings realized on losses used to offset the gain on discontinued operations on the sale of the Optical Products group.  The tax recovery was partially offset by a $2.0 million draw down of deferred tax assets and $0.5 million of current tax expense in our foreign tax jurisdictions.  The tax expense in the first nine months of Fiscal 2010 relates primarily to taxes payable in foreign tax jurisdictions.

During the first quarter of Fiscal 2011, we recorded a $1.5 million tax expense relating to the gain on sale of our Optical Assets included in discontinued operations. Offsetting this tax expense booked in discontinued operations, we recorded in continuing operations $0.2 million and $1.5 million current tax benefit in the three and nine months ended December 24, 2010, respectively, relating to operating losses in Sweden.  This benefit had been recorded as a deferred tax liability and was recognized in the first nine months of Fiscal 2011.

We must assess the likelihood that we will be able to recover our deferred tax assets. When we determine that it is more likely than not that some or all of our deferred tax assets may not be realized, we establish a valuation allowance against our deferred tax assets. Based on historical taxable income and uncertainties relating to future taxable income in the periods in which the deferred tax assets are deductible, we have established a valuation allowance as of December 24, 2010, of $213.5 million (March 26, 2010 - $238.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between our local tax reporting currencies and our functional currency.

In the third quarter of Fiscal 2011, we updated our assessment of the ability to realize our deferred tax assets. We reviewed both positive and negative evidence to support the need for a valuation allowance. This included a review of our historical and future expectations of profitability in each of the jurisdictions in which we operate. During the third quarter of Fiscal 2011, our evaluation of the domestic operations (Canada) determined that these operations have moved from an historical position of cumulative losses into a cumulative profit position, evaluated over a rolling 36 month operating cycle. As a result of this, we evaluated our expectations of future profits, the type of deferred assets available and the expiry dates for our R&D expenditure pool, NOLs and ITCs. We have certain R&D assets which do not have an expiry date.  We also have NOLs which begin to expire in 2014. We have evaluated our projected income and our tax planning strategies and determined that it is more likely than not that we will be able to realize sufficient income or implement strategies which would allow us to use our NOLs before the expiry date. To utilize our R&D and NOLs we will be required to realize approximately $74 million of taxable income. Based on our recent historical profits and expected future projected taxable income, we expect to be able to realize these assets during their carryforward periods. Consequently, we have removed the valuation allowance from these assets. Finally, we have ITCs which begin to expire in 2018. To realize the majority of these assets, we would be required to generate an additional $500 million of taxable income in our domestic operations prior to their expiry. Given that our historical results and future projections do not support an additional $500 million in taxable income, we believe it is more likely than not that the majority of these assets will not be realized. Consequently, we continue to maintain a substantial valuation allowance against these assets. As a result of the analysis during the third quarter we recorded a net income tax recovery, relating to the reversal of the valuation allowance on deferred tax assets, of $17.5 million, of which $0.9 million was recorded as a current asset and $16.6 million was recorded as a long-term portion.

Historically our corporate effective tax rate on consolidated net income has been low due to the significant unrecognized tax losses which were used to offset taxable income. As a result of the recognition of significant deferred tax assets, we anticipate we will begin booking increased tax expense in the future.  The majority of the tax expense we expect to record in the future will be in relation to our deferred tax assets. Consequently, we do not expect to pay any significant cash taxes in the near to mid-term outlook. Our effective tax rate is subject to significant uncertainty, based on the assumptions required, which include forecasted income by legal jurisdiction, historic and future profitability, as well as tax planning strategies.  Excluding any discrete items recognized during a period, we expect our effective tax rate to be between 10%-20%.

We continue to pursue the closure of outstanding audit issues with various governments. The settlement of any UTPs during a Fiscal Year will result in either the tax payment or derecognition of the UTPs. During the three months ended December 24, 2010, we set up reserves in relation to UTPs of $0.4 million. Based on the information currently available, we expect that the unrecognized tax benefits will decrease by approximately $0.3 million in the next twelve months due to the closing of audits for open tax years.

We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable.  When we perform our quarterly assessments of the provision and valuation allowance, we may record an adjustment, which may have a material impact on our financial position and results of operations.

DISCONTINUED OPERATIONS

On May 14, 2010, we completed the sale of the business, and substantially all of the assets comprising the Optical Products group to Tyco Electronics Corporation, for $15.0 million.  The sale resulted in a gain of $6.5 million, net of tax, during the first quarter of Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included in discontinued operations (in thousands):

	Three Months Ended		Nine Months Ended
	Dec. 24, 2010	Dec. 25, 2009	Dec. 24, 2010	Dec. 25, 2009

Revenue	$-	$4,463	$726	$12,246

Operating income (loss) from discontinued operations	-	(3)	(650)	75
Gain on disposal, net of tax of $1,463	-	-	6,518	-
Income from discontinued operations	$-	$(3)	$5,868	$75

LONG-TERM INVESTMENT

During the third quarter of Fiscal 2011, we made a strategic equity investment of $5.0 million in voting and non-voting preferred shares as well as warrants of Multigig. Multigig is a U.S. private fabless semiconductor company that provides advanced clock generation and timing products for the wired and wireless communications markets. As the result of the investment the Company controls approximately 17% of Multigig’s voting shares on a diluted basis. We view this investment as part of our strategy to focus on key growth initiatives in the communications markets.

Multigig's RotaryWave technology enables extremely low-jitter clocks for high-speed communication applications now being delivered over higher bandwidth packet networks. In communication systems, jitter is a variation in the time between data packets arriving at a destination, and can be caused by network congestion, timing signal drift or route changes. Jitter degrades the quality of communication services for end-users. Multigig's technology reduces phase jitter in high-speed communication systems and provides customers with performance, cost and power advantages. As an investor in Multigig, Zarlink sees an opportunities for this technology across a wide range of telecom, communications, networking, server and storage applications.

In addition to the investment, we also entered into agreements with Multigig which provide us with rights to sell certain technology developed by Multigig, and require us to invest in some of its R&D initiatives.  We will continue to consider similar strategic investments in order to enhance our products and offerings.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity as at December 24, 2010 was cash and cash equivalents totaling $124.2 million (March 26, 2010 - $74.4 million). We believe that our existing cash and cash equivalents, together with our existing financing facilities, will be sufficient to cover operating and working capital needs, capital expenditures, common share repurchases, preferred share dividend payments and repurchases, and other cash outflows for the foreseeable future.

Operating Activities

Cash generated from operating activities during the nine months ended December 24, 2010 was $19.4 million, as compared to cash generated of $20.7 million in the same period of Fiscal 2010. Cash flows from operating activities decreased by $1.3 million between the periods mainly due to the payment on settlement of the Swedish pension plan of $14.6 million, offset by an increase in operating income to $33.6 million. Included in net income in the first nine months of Fiscal 2011 were non-cash charges, which are adjusted to arrive at operating cash flows and included the recognition of deferred tax asset of $17.5 million, a gain on sale of fixed asset of $14.1 million, a loss on pension settlement of $1.9 million, amortization of $5.7 million, and depreciation of $2.3 million.

During the nine months ended December 24, 2010, our non-cash working capital decreased by $5.7 million, thereby increasing cash.  Our non-cash working capital changed mainly due a decrease in trade accounts and other receivables of $11.3 million, related primarily to timing of shipments and receipts during the period. It was partially offset by:

•	A decrease in payables and other accrued liabilities of $3.8 million, related primarily to the payment of employee-related payables; and

•	An increase in inventories of $1.5 million, due to the build up of inventory in order to mitigate supply constraint issues and to the timing of shipments within the period.

In comparison, our non-cash working capital increased by $0.1 million during nine months of Fiscal 2010, thereby reducing cash, mainly as a result an increase in accounts and other receivables of $5.5 million, related primarily to timing of shipments and payments during the period. It was partially offset by:

•	An increase in inventories of $1.3 million, driven primarily by the sale of inventory relating to last time buy’s from certain of our vendors; and

•	An increase in deferred credits of $3.7 million, driven by the prepayment made by one vendor for a last time buy order.

Investing Activities

Cash provided by investing activities during the nine months ended December 24, 2010 was $34.3 million, which included the following:

•	The receipt of $14.7 million from restricted cash, used to settle and pay our Swedish defined benefit pension plan obligation;

•	Proceeds from the sale of the Optical Products business, net of transaction and other costs, of $13.5 million; and

•	Proceeds from disposal of fixed assets of $14.2 million, relating primarily to the sale of Järfälla, Sweden campus and the sale of certain land and buildings in U.K.

Partially offset by:

•	Expenditures for fixed assets of $3.2 million; and

•	Purchase of long-term investment of $5.0 million.

In comparison, cash used in investing activities during the nine months ended December 25, 2009 was $2.0 million, resulting from cash outlays for fixed assets during the period.

Financing Activities

Cash used in financing activities during the nine months ended December 24, 2010, was $4.4 million.  The decrease in cash resulted primarily from the following:

•
Payment of dividends on preferred shares of $1.9 million. Because of the timing of cash payments, we made four quarterly dividend payments related to the first, second, and third quarters of Fiscal 2011 and the fourth quarter of Fiscal 2010;

•	Repurchase of preferred shares of $0.8 million; and

•	Repurchase of common shares of $2.4 million.

It was partially offset by cash received on employee exercise of stock options of $0.6 million.

In comparison, cash used in financing activities during the nine months ended December 25, 2009 was $2.9 million.  The decrease in cash resulted primarily from the following:

•	Payment of dividends on preferred shares of $1.4 million;

•	Repurchase of preferred shares of $0.8 million; and

•	Repurchase of common shares of $0.6 million.

During Fiscal 2011, in the three and nine month periods ended December 24, 2010, we repurchased 870,000 and 1,241,300 common shares, respectively, with an aggregate purchase price of $1.7 million and $2.4 million, under our current common share buy-back program. During Fiscal 2010, in the three and nine month periods ended December 25, we repurchased 742,500 common shares with an aggregate purchase price of $0.6 million. Any purchases made under the current common share buyback program will be made at the prevailing market price through the facilities of the TSX. The current share buyback program allows us to purchase up to 11,874,330 common shares, or about 10% of the public float as of May 31, 2010. The bid does not commit us to make any share repurchases.  We may repurchase such common shares using available cash during a 12-month period from June 7, 2010 to June 6, 2011. The timing and exact number of common shares purchased under the bid will be at our discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased under the bid will be cancelled.

The conditions attaching to our preferred shares entitle their holders to receive a quarterly dividend of $0.49 (Cdn$0.50) per share. Subject to foreign exchange rate fluctuations, we expect to declare approximately $0.5 million in dividends in the remainder of Fiscal 2011. We are also required to make reasonable efforts to purchase 22,400 preferred shares in each calendar quarter at a price not exceeding $24.84 (Cdn$25.00) per share plus costs of purchase. During the third quarter of Fiscal 2011, there were no preferred share repurchases as the price was higher than $24.84 (Cdn$25.00). If the market price of the shares is below $24.84 (Cdn$25.00), we expect to make reasonable efforts to repurchase an additional 22,400 of preferred shares in the remainder of Fiscal 2011.

In addition to our cash and cash equivalents, we have credit facilities of $1.7 million (Cdn $1.7 million) available for letters of credit. As at December 24, 2010, we had used $0.6 million of our credit facilities, accordingly, we had $1.1 million of unused facilities available for letters of credit.  The outstanding letters of credit related to our SERP.

CONTINGENCIES

We are a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of our business.  We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and we can reasonably estimate the amount of the loss. We do not believe that any monetary liabilities or financial impacts of these lawsuits and claims or potential claims that exceed the amounts already recognized would be material to our financial position or results of operations.

On a limited basis, we have indemnified customers against combinations of loss, expense, or liability, arising from various triggering events related to the sale and use of our products.  We have not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.  Additionally, we carry insurance to help mitigate against the financial impact of such claims or obligations.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are based on the selection and application of accounting policies, some of which require us to make estimates and assumptions. There have been no changes in our critical accounting estimates included in Item 5, Operating and Financial Review and Prospects, of our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.

In addition to the accounting policies disclosed in the Form 20-F for the year ended March 26, 2010, we have established an accounting policy for long-term investments as a result of our acquisition of an ownership interest in a non-publicly traded company during the current interim period. Please see Note 6 for a summary of this investment.

CONTRACTUAL OBLIGATIONS

Due to the settlement of the Swedish pension plan during the first quarter of Fiscal 2011, there has been a significant decrease to the benefit payments under defined benefit pension plans included in Item 5F – Operating and Financial Review and Prospects – Tabular Disclosure of Contractual Commitments of our Annual Report on Form 20-F for the Fiscal Year ended March 26, 2010.  The amount of benefit payments under defined benefit pension plans is now $0.1 million annually, for the next five Fiscal Years.

On September 29, 2010, we sold our campus in Järfälla, Sweden and entered into a Transition Services Agreement to perform prescribed services relating to the clean rooms at the facility and other management services. This agreement is in effect for a period of 24 months from the closing date. Under the terms of the Transition Services Agreement, we have agreed to indemnify the buyer for damages, including for lost profits or diminished production, incurred by third parties in the event that we breach our obligations, in accordance with customary commercial terms.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2010, the FASB issued ASU 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  We are required to adopt this ASU in Fiscal 2012.  We are currently evaluating the effect that the adoption of this ASU will have on our consolidated financial statements.

CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) during the three months ended December 24, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMMON SHARES OUTSTANDING

As at January 31, 2011, there were 121,109,295 common shares of Zarlink Semiconductor Inc., no par value, issued and 120,409,295 outstanding.